UNITED STATES                            OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION
F O R M  4                                            OMB Number:   3235-0287
                     Washington, D.C. 20549           Expires:September 30, 1998
                                                      Estimated average burden
  Check this box if no longer                         hours per response.....0.5
  subject to Section 16. Form 4 or
  Form 5 obligation may continue.
  See Instruction 1(b).
                        Filed pursuant to Section 16(a)
                    of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or
              section 30(f) of the Investment Company Act of 1940
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
|1.Name and Address of Reporting Person |2.Issuer Name and Ticker or Trading Symbol|6.Relationship of Reporting Person(s) to Issuer|
|                                       |                                          |                                               |
|  BARON             RONALD             |  MOTIENT CORPORATION - MTNT              |   _____ Director            _X__ 10% Owner    |
|---------------------------------------|------------------------------------------|                                               |
|  (Last)            (First)        (MI)|3.IRS or Social Security|4. Statement for |   _____ Officer(give        ____ Other(specify|
|                                       |  Number of Reporting   |   Month/Year    |                 title below)           below) |
|                                       |  Person (Voluntary)    |                 |           ___________________________         |
|  767 Fifth Avenue                     |                        |   APRIL 2001    |                                               |
|---------------------------------------|                        |-----------------|-----------------------------------------------|
|             (Street)                  |                        |5. If Amendment, |7.Individual or Joint/Group Filing             |
|                                       |                        |   Date of Orignl|                                               |
|                                       |                        |   (Month/Year)  |  _X Form filed by One Reporting Person        |
|  New York        New York     10153   |                        |                 |  __ Form filed by > than One Reporting Person |
|---------------------------------------|------------------------------------------------------------------------------------------|
|  (City)          (State)      (Zip)   |                                                                                          |
|                                       |      TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned    |
|----------------------------------------------------------------------------------------------------------------------------------|
|1. Title of Security                   |2.Trans- |3.Trans- |4.Securities Acquired (A)       |5.Amount of   |6.Owner-  |7.Nature of|
|                                       |  action |  action |  or Disposed of (D)            |  Securities  |  ship    |  Indirect |
|                                       |  Date   |  Code   |                                |  Beneficially|  Form:   |  Beneficial
|                                       |         |         |                                |  Owned at    |  Direct  |  Owners-  |
|                                       | (Month/ |------------------------------------------|  End of Month|  (D) or  |  ship     |
|                                       |  Day/   |     |   |              |(A) or |         |              |  Indirect|           |
|                                       |  Year)  | Code| V |   Amount     |(D)    |  Price  |              |  (I)     |           |
|----------------------------------------------------------------------------------------------------------------------------------|
|                                       |         |     |   |              |       |         |              |          |           |
|  COMMON                               |04/04/01 |  S  |   |    16,336    |   D   |  0.7249 |              |          |           |
|---------------------------------------|---------|-----|---|--------------|-------|---------|--------------|----------|-----------|
|                                       |         |     |   |              |       |         |              |          |           |
|                                       |04/05/01 |  S  |   |    10,220    |   D   |  0.6953 |   132,375    |    D     |           |
|---------------------------------------|---------|-----|---|--------------|-------|---------|--------------|----------|-----------|
|                                       |         |     |   |              |       |         |              |          |           |
|                                       |         |     |   |              |       |         |              |          |           |
|---------------------------------------|---------|-----|---|--------------|-------|---------|--------------|----------|-----------|
|                                       |         |     |   |              |       |         |              |          |           |
|                                       |         |     |   |              |       |         |              |          |           |
|---------------------------------------|---------|-----|---|--------------|-------|---------|--------------|----------|-----------|
|                                       |         |     |   |              |       |         |              |          |           |
|                                       |         |     |   |              |       |         |              |          |           |
|---------------------------------------|---------|-----|---|--------------|-------|---------|--------------|----------|-----------|
|                                       |         |     |   |              |       |         |              |          |           |
|                                       |         |     |   |              |       |         |              |          |           |
|----------------------------------------------------------------------------------------------------------------------------------|
|                                                                                                                                  |
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 Reminder: Report o a separate line for each class of securities beneficially owned directly or indirectly.
 * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)      TABLE II - Derivatives Securities Acquired, Disposed of,
                                   or Beneficially Owned (e.g. puts, calls,
                                   warrants, options, convertible securities)
--------------------------------------------------------------------------------

|1.Title of  |2.Conver-|3.Trans |4.Trans-|5.Number of Deriv- |6.Date Exer-   |7.Title & Amt of|8.Price|9.Number|10.Owner-|11.Nature|
|  Derivative|  sion or|  Date  |  action|  ative Securities |  cisable and  |  Underlying    |  of   |  of    |   ship  |   of    |
|  Security  |  Excer- |        |  Code  |  Acquired (A) or  |  Expiration   |  Securities    |  Deriv|  deriv |   Form  |   Indir |
|            |  cise   | (Month/|        |  Disposed(D)      |  Date         |                |  ative|  ative |   of Der|   Bene- |
|            |  Price  |  Day/  |        |                   |  (Month/Day/  |                |  Secur|  Secur |   vative|   ficial|
|            |  of Deri|  Year) |        |                   |               |                |  ity  |  ities |   Secur |   Owner-|
|            |  vative |        |        |                   |---------------|----------------|       |  Bene  |   ity:  |   ship  |
|            |  Secur  |        |        |                   |Date  |Expira  |      |Amount or|       |  ficial|   Direct|         |
|            |  ity    |        |--------|-------------------|Exer  |tion    | Title|Number of|       |  ly    |   (D) or|         |
|            |         |        |    |   |         |         |cis   |Date    |      |Shares   |       |  Owned |   Indir |         |
|            |         |        |    |   |         |         |able  |        |      |         |       |  at End|   ect   |         |
|            |         |        |Code| V |   (A)   |   (D)   |      |        |      |         |       |  of Mo.|   (I)   |         |
|----------------------------------------------------------------------------------------------------------------------------------|
| WARRANT #1 |         |        |    |   |         |         |      |        |      |         |       |        |         |         |
|(as previous|         |        |    |   |         |         |      |        |      |         |       |        |         |         |
| ly amended)| $7.50   |04/25/01| J* |   |         |    1    |04/01 |03/31/05|COMMON| 174,266^|       |   0    |    D    |         |
|            |         |        |    |   |         |         |      |        |      |         |       |        |         |         |
|            |         |        |    |   |         |         |      |        |      |         |       |        |         |         |
|------------|---------|--------|----|---|---------|---------|------|--------|------|---------|-------|--------|---------|---------|
| WARRANT #1 |         |        |    |   |         |         |      |        |      |         |       |        |         |         |
|  (amended) | $1.31   |04/25/01| J* |   |    1    |         |04/01 |03/31/05|COMMON| 174,266^|       |   1    |    D    |         |
|------------|---------|--------|----|---|---------|---------|------|--------|------|---------|-------|--------|---------|---------|
| WARRANT #2 |         |        |    |   |         |         |      |        |      |         |       |        |         |         |
|(as previous|         |        |    |   |         |         |      |        |      |         |       |        |         |         |
| ly amended)| $7.50   |04/25/01| J* |   |         |    1    |04/01 |03/31/05|COMMON|  31,685^|       |   0    |    D    |         |
|            |         |        |    |   |         |         |      |        |      |         |       |        |         |         |
|            |         |        |    |   |         |         |      |        |      |         |       |        |         |         |
|------------|---------|--------|----|---|---------|---------|------|--------|------|---------|-------|--------|---------|---------|
| WARRANT #2 |         |        |    |   |         |         |      |        |      |         |       |        |         |         |
| (amended)  | $1.31   |04/25/01| J* |   |    1    |         |04/01 |03/31/05|COMMON|  31,685^|       |   1    |    D    |         |
|------------|---------|--------|----|---|---------|---------|------|--------|------|---------|-------|--------|---------|---------|
|            |         |        |    |   |         |         |      |        |      |         |       |        |         |         |
|            |         |        |    |   |         |         |      |        |      |         |       |        |         |         |
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

 Explanation of Responses:

#1   Subject to adjustment pursuant to the terms of the Warrants.

#2 The excercise price of each Warrant was $7.50/share. In April 2001, the excercise price of each Warrant was amended to $1.31/share.

* The Warrant was originally issued to Baron Capital Partners, LP ("BCP"), an investment partnership, by the Issuer on 06/28/96 as part of the consideration for BCP's guarantee of up to $25 million principal amount of financing by lending institutions to the Issuer. The original Warrant entitled BCP to purchase 625,000 shares of common stock at an excercise price of $24/share. After subsequent amendments and an additional Warrant issued on 03/31/98 entitling BCP to purchase 125,000 shares of common stock, on 04/25/01 the Warrants were further amended to change the excercise price to $1.31/share.

^ The amount reported is Ronald Baron's pecuniary interest with respect to BCP shares. He has no direct or indirect pecuniary interest in the remaining BCP shares.




                             /s/ Ronald Baron                  May 10, 2001
                             --------------------------------  -----------------
                             **Signature of Reporting Person   Date

**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
  Violations.